Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company

(Commission File No. 1-5050)

As previously announced, Alberto-Culver Company (“Alberto-Culver”) has entered into a definitive agreement with a fund managed by Clayton, Dubilier & Rice, Inc. (“CDR”) pursuant to which Alberto-Culver will separate its Consumer Products business and its Sally/BSG beauty supply distribution business into two separate, publicly-traded companies. Alberto-Culver has entered into an investment agreement among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC to effect such transaction. The investment agreement, which was filed by Alberto-Culver in a Current Report on Form 8-K on June 22, 2006, is incorporated herein by reference.

The following statements (other than the “Questions”) were made by Alberto-Culver during its earnings conference call held on July 27, 2006:

“QUESTION:

[C]an you review the strategic benefit you think [CDR] can bring to the Sally business…?

ALBERTO-CULVER RESPONSE:

…

I think [CDR] bring[s] a tremendous amount of expertise in the retail and distribution channels to our business. They are very quick studies, they know a lot about retail already, they know a lot about distribution already and they’re going to catch on to our business very quickly. They obviously love the cash flow at Sally and at BSG and I think they’re going to be very interested in ramping up our growth to a much higher scale than we have over the last few years.”

*    *    *    *    *

“QUESTION:

Can you talk about Nexxus and Sally after the spin, will it stay in there?

ALBERTO-CULVER RESPONSE:

…

Absolutely. Sally is doing quite well with Nexxus. We started out with only two SKUs and expanded that by about five SKUs as we speak. We were pleasantly surprised by the product — we have a larger size than is in retail, which puts our price point significantly above retail, and we were pleasantly surprised that the product is moving exceptionally well. So to answer your question, it’s definitely yes.”

*    *    *    *    *

“QUESTION:

Since you’re kind of creating two separate companies now that are publicly traded, can we think of it that you’re actually … adding incremental cost, so before you begin cost-cutting opportunities, you’re actually adding incremental cost, is that the right way to think about it?

ALBERTO-CULVER RESPONSE:

Well, Sally is going to need to add some departments that have been provided from the parent company historically, and the parent company is going to be cutting some overhead going forward and we’re going to continue to concentrate on growing our sales, growing our business on revenue enhancement first and foremost and then be very, very careful about getting the cost savings and so on as well. We mentioned this to our directors when we bought St. Ives ten years ago, which has been a fantastic acquisition for us. I think we focused a little bit too much on synergies at the expense of revenue enhancement and in some ways hurt ourselves early on. We will be taking costs out of Alberto-Culver Consumer Products, some costs will be added in down at Sally, and I see both businesses as being solid-growing businesses. They grow their sales, … grow their pretax and grow their cash flow, but some of the overhead that was being charged to Sally has to be addressed here and Jim Marino will be taking care of that and we will have greater specificity, if that’s the word, with regard to the timing and the exact amounts of the cost cuts and so on towards the October board meeting.”

*    *    *    *    *

“QUESTION:

[F]or marketing intelligence, by having both the consumer products and the salon care products as well as having the salons, you get to see what products are selling, will that be affected in the split-up of the two companies?

ALBERTO-CULVER RESPONSE:

I’ve frankly been a little disappointed that we did not avail ourselves more of the synergies between Consumer and Sally over the years. It was historic, it was cultural, it was strategic in some ways. Sally/BSG has always wanted to service all of their vendors and not have conflicts in servicing Alberto more and sharing with Alberto more. Dividing the businesses gets rid of these conflicts, which we think is the right way to go. Not to compete with suppliers, not to compete with customers, and I don’t think, Jim [Marino], that you’re at all concerned. And gosh, you deal with the biggest customers in the world. You go back with Gary Winterhalter and Mike for years. There’s nothing to stop you from picking up the phone and sharing ideas.

…

There’s no reason why we won’t collaborate on market trends and market insight as we move forward.”

Forward-Looking Statements

This contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the proposed transaction involving Alberto-Culver and CDR, which will separate Alberto-Culver’s consumer products business and its Sally/BSG beauty supply distribution business: the failure of Alberto-Culver shareholders to approve the transaction; the risk that the businesses will not be separated successfully or cost effectively; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events that negatively affect the intended tax free nature of the portion of the transaction related to the distribution of shares of a new company formed to hold the consumer products business of Alberto-Culver. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K, the Current Report on Form 8-K, dated June 20, 2006, and the Current Report on Form 8-K, dated June 22, 2006, filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus-information statement, will be filed with the SEC. Investors are urged to carefully read the proxy statement/prospectus-information statement and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus-information statement when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

4